PW

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00



10032833

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC Mail Processing Section

DEC 22 2010

Washington, DC 110

SEC FILE NUMBER
8- 65162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUBEAU CAPITAL USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405-5600 BOULEVARD DES GALERIES
(No. and Street)

QUEBEC CITY	CANADA	G2K 2H6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HUGUES DUBEAU 418 634-0244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAYMOND CHABOT GRANT THORNTON
(Name – *if individual, state last, first, middle name*)

600 DE LA GAUCHETIERE O, SUITE 2000	MONTREAL	CANADA	H3B 4L8
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HUGUES DUBEAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUBEAU CAPITAL USA, INC., as of SEPTEMBER 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dubeau Capital USA Inc.
Notes to Financial Statements
September 30, 2010
(In U.S. dollars)

6 - FINANCIAL RISKS (Continued)

Concentration of credit risk

Concentration of credit risk may arise from exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in similar activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner, by changes in economic, political or other market conditions. The Company does not expect non-performance by counterparties in the above situation.

As at September 30, 2010, the Company had $46,183 of cash with one financial institution ($46,621 as at September 30, 2009).

7 - COMMITMENTS

Under an agreement with the parent company, the Company is committed to pay monthly administrative and overhead fees of $2,500. These fees may be waived by the parent company with no expectation of future recovery. For the year ended September 30, 2010, the parent company waived its right to the agreement, consequently, no administrative and overhead fees were charged.

Also, under an agreement with a clearing broker, the Company is commited to pay various fees based on the number of transactions cleared. The minimum monthly fee is $1,000, based on the last six months' average. The agreement is in force for two years from the date the Company first clears transactions and subsequently to this initial term, either party may terminate this agreement by giving forty-five (45) days prior written notice to the other party. The Company began to clear transactions in December 2003. Since December 2005, none of the party has noticed to the other party his intention to terminate this agreement.

8 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3–1, which requires the maintenance of minimum net capital equal to the greater of $50,000 or 6,67% of aggregate indebtedness, both as defined by the Rule. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As at September 30, 2010, the Company has a net capital of $99,062 which exceeds the required net capital of $50,000 by $49,062. The Company's ratio of aggregate indebtedness to net capital was 0.3060 to 1 as at September 30, 2010.

DUBEAU CAPITAL USA INC.

Schedule I - Computation of net capital under rule 15C3-1 of the Securities and Exchange Commission as at September 30, 2010
(in US dollars)

Total shareholder's equity as per audited financial statements			$ 122,417
Deductions and / or changes:			
Non-allowable assets			
Other receivables		1,573	
Other assets		313	1,886
Net capital before haircuts			120,531
Haircuts			
6% on CA$ held at the bank		3,192	
FIB deductible over $6,000		18,277	21,469
Net capital			99,062
Computation of net capital requirement			
Aggregate indebtedness			
Accounts payable	26,572		
Current income taxes payable	3,744	30,316	
Net Capital requirement			
The greater of			
Minimum net capital required (1/15 of aggregate indebtedness)		2,021	
Minimum dollar net capital requirement		50,000	
Net capital requirement			50,000
Excess net capital			$49,062
Excess net capital at 1,000%			$96,030
Percentage of aggregate indebtedness to net capital			30.60%

DUBEAU CAPITAL USA INC.

Schedule I - Computation of net capital under rule 15C3-1 of the Securities and Exchange Commission as at September 30, 2010
(in US dollars)

Reconciliation with Focus Report

Net Capital as per Part 11A Focus filing		$98,467
Audit adjustments:		
Other assets	305	
Prepaid expenses	(389)	
Amortization	(30)	
Shareolders' equity	(284)	
Deduction of Net Capital	(197)	(595)
Revised Net Capital		$99,062

No material differences exist

DUBEAU CAPITAL USA INC.

Schedule 2 - Computation for determination of reserve requirements under rule 15C3-3 of the Securities and Exchange Commission as at September 30, 2010
(in US dollars)

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15C3-3



Raymond Chabot
Grant Thornton

INDEPENDENT ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Raymond Chabot Grant Thornton LLP
Suite 200
140 Grande Allée East
Québec, Québec G1R 5P7

Telephone: 418-647-3151
Fax: 418-647-5939
www.rcgt.com

To the Board of Directors of Dubeau Capital USA Inc.

In planning and performing our audit of the financial statements of Dubeau Capital USA Inc. (the Company) as of and for the year ended September 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, excluding consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications, and for the determining compliance with the exemptive provision of Rule 17a-13;

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

As of September 30, 2010, Dubeau Capital USA Inc. is exempt from Rule 15C3-3 under paragraph K-2(a) because the Company does not carry any margin accounts on behalf of its customers and because it promptly transmits all customer funds and arranges to have all securities delivered in connection with its activities as a broker. No facts came to our attention to indicate that the exemption had not been complied with.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Raymond Chabot Grant Thornton LLP[1]

Montreal, Canada
November 16, 2010

[1] Chartered accountant auditor permit no. 7023



INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Raymond Chabot Grant Thornton LLP
Suite 200
140 Grande Allée East
Québec, Québec G1R 5P7

Telephone: 418-647-3151
Fax: 418-647-5939
www.rcgt.com

To the Board of Directors of Dubeau Capital USA Inc.

We have audited the accompanying financial statements of Dubeau Capital USA Inc. as of and for the year ended September 30, 2010 and have issued our report thereon dated November 16, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. No material inadequacies were found. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but its supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raymond Chabot Grant Thornton LLP[1]

Montreal, Canada
November 16, 2010

[1] Chartered accountant auditor permit no. 7023